Exhibit 99.1

Aeterna Zentaris Announces Results of Virtual 2024 Meeting of Shareholders

TORONTO, ONTARIO, July 16, 2024 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products and active ingredients for healthcare and cosmetics industries, today announced the voting results on the items of business considered at the virtual annual general and special meeting of shareholders of the Company (the “AGSM”) held today.

Results of the AGSM

The results of the vote in respect of the election of directors of the Company are set out below:

Name of Nominee	Votes For	% For	Votes Against	% Against
Ronald W. Miller (Chair)	668,451	84.64%	121,280	15.36%
Carolyn Egbert	491,197	62.20%	298,534	37.80%
Geneviève Foster	667,668	84.54%	122,063	15.46%
Gilles Gagnon	404,154	51.18%	385,577	48.82%
Ulrich Kosciessa	638,832	80.89%	150,899	19.11%
William Li	670,416	84.89%	119,315	15.11%
Dennis Turpin	300,528	38.05%	489,203	61.95%

Although he did not receive a majority of votes cast for his re-election, as provided in the Canada Business Corporations Act and in order to facilitate a seamless transition, Mr. Turpin has graciously agreed to continue as a member of the Company’s board of directors (the “Board”) and in his role as Chair of the Audit Committee for 90 days from today or, if earlier, when his successor is appointed.

Prior to the AGSM, Peter G. Edwards resigned as a director of the Company and therefore did not stand for re-election at the AGSM, resulting in the nomination of seven directors to the Board (as opposed to eight directors, as was set out in the management information circular of the Company dated June 13, 2024 (the “Management Information Circular”)). The Company does not currently anticipate appointing any director to fill the vacancy created by Mr. Edwards’ resignation.

In addition, at the AGSM, Deloitte LLP was appointed as the Company’s auditor, and the Name Change Resolution (as defined and described in the Management Information Circular) was approved. The new name of the Company, COSCIENS Biopharma Inc., is expected to be implemented in the coming weeks.

The Company is an “Eligible Interlisted Issuer” as such term is defined in the TSX Company Manual. As an Eligible Interlisted Issuer, the Company has relied on an exemption pursuant to Section 602.1 of the TSX Company Manual from Section 613 of the TSX Company Manual, the effect of which is that, subject to the satisfaction of certain conditions prescribed by the Toronto Stock Exchange, the Company will not have to comply with certain Canadian requirements in connection with the Company’s long-term incentive plan (the “Exemption”). As a result, shareholders were not asked to approve the unallocated entitlements under the Company’s long-term incentive plan at the AGSM.

For full voting details, please see the report of voting results filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna is a specialty biopharmaceutical company engaged in the development and commercialization of a diverse portfolio of pharmaceutical and diagnostic products, including those focused on areas of significant unmet medical need. One of Aeterna’s lead products is macimorelin (Macrilen; Ghryvelin), the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Aeterna is also engaged in the development of therapeutic assets and proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals.

The company is listed on the NASDAQ Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “AEZS”. For more information, please visit Aeterna’s website at www.zentaris.com.

Forward-Looking Statements

The information in this news release has been prepared as of July 16, 2024. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: the remaining tenure of Mr. Turpin as a director and transition to a successor; the Company’s appointment of a director to fill the vacancy created by Mr. Edwards’ resignation; matters related to the Name Change Resolution, including the anticipated name change of the Company and the receipt of related regulatory approvals for same; and the satisfaction of Toronto Stock Exchange conditions related to the Company’s reliance on the Exemption.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in product development and related clinical trials and validation studies, including our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen™ (macimorelin); the result of the DETECT-trial may not support receipt of regulatory approval in child-onset growth hormone deficiency; results from ongoing or planned pre-clinical studies of macimorelin by the University of Queensland or for our other products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; the ability to secure strategic partners for late stage development, marketing, and distribution of our products, including our ability to enter into a new license agreement or similar arrangement following the termination of the license agreement with Novo Nordisk AG; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Investor Contact:

Jenene Thomas

JTC Team

T: +1 (833) 475-8247

E: aezs@jtcir.com